Kevin P. Clark
Executive Vice President and Chief Financial Officer

November 20, 2013

VIA EDGAR

Ms. Linda Cvrkel, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Delphi Automotive PLC
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 11, 2013
File No. 001-35346

Dear Ms. Cvrkel:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing of Delphi Automotive PLC (“Delphi” or the "Company") made in your letter dated November 14, 2013. Set forth below are the Staff's comments, followed in each case by the response of the Company.

Note 15. Shareholder’s Equity, page 94 - Net Income per share:

1.
We note from the disclosure included on page 95 that the weighted average shares used to compute basic and diluted earnings per share for the years ended December 31, 2011 and 2010 have been adjusted to give effect to the Class A, Class B and Class C membership interests that were repurchased or redeemed during 2011. Please explain in further detail how you calculated or determined the effect of the Class A, Class B and Class C membership interests on your basic and diluted weighted average shares outstanding during 2011 and 2010. As part of your response, please supplementally provide us with your computations.

Company Response:

The Company determined the weighted average shares outstanding during 2011 and 2010 by giving retrospective effect to the November 22, 2011 exchange of all of the outstanding equity of Delphi Automotive LLP for 328,244,510 ordinary shares in Delphi Automotive PLC. The exchange provided 326,306,261 and 1,938,249 ordinary shares, respectively, to the Class B and Class E-1 membership interests, the latter of which were issued to members of the Board of Managers in June 2010. Prior to the exchange, the Company redeemed all outstanding Class A and Class C membership interests on March 31, 2011, and repurchased approximately 10,000 Class B membership interests from August 2011 through October 2011. These membership interests were not outstanding at the time of the

5725 Delphi Drive, Troy, Michigan USA 48098
Tel: [1] 248.813.2606 E-mail: kevin.p.clark@delphi.com

United States Securities and Exchange Commission
November 20, 2013

exchange, and therefore the weighted average shares for periods prior to the exchange gave retrospective effect to the exchange.

The retrospective application of the exchange to the 2011 and 2010 periods was based on the Acquisition Date (October 6, 2009, the date on which Delphi Automotive LLP acquired the majority of the predecessor company's business) allocation of fair value to each class of membership interest based on the distribution provisions of the LLP Agreement, which provided for the relative value of each class of membership interests as illustrated in the table below:

Calculation of Equivalent Ordinary Shares on Acquisition Date (October 6, 2009)
Class	Members	Fair Value at Acquisition Date	Date Issued	% of Fair Value
		(in millions)
A	GM	$1,972	October 2009	40%
B	DIP Lenders	2,418	October 2009	49%
C	PBGC	542	October 2009	11%
		$4,932

As noted in the table above, the Class B membership interests represented approximately 49% of all outstanding membership interests as of October 2009. After adding back the approximately 10,000 Class B membership interests that were repurchased by the Company during 2011, the total equivalent Class B ownership approximated 335.8 million ordinary shares at the IPO share conversion rate. As such, the total equivalent overall ownership as of the Acquisition Date approximated 685 million shares (equates to 335.8 million shares divided by 49%). Accordingly, the Class A and Class C membership interests prior to redemption would have approximated 349.2 million ordinary shares (685 million shares minus 335.8 million shares).

The Company is supplementally furnishing to the Staff under separate cover supporting schedules that detail the calculation of the weighted average shares outstanding during 2011 and 2010.

Note 7. Intangible Assets, page 76:

2.
The disclosure regarding the estimated useful lives used to amortize your various categories of intangible assets to expense is overly broad. Please revise to disclose the range of useful lives which are being used to amortize each major category of amortizable intangible assets to expense.

Company Response:
In future filings, the Company will revise the disclosure in the Intangible Assets footnote (note 7 in the December 31, 2012 Form 10-K) to include the range of useful lives that are being used to amortize each major category of amortizable intangible assets to expense. As of December 31, 2012, the ranges of useful lives used to amortize the Company's major categories of amortizable intangible assets were as follows:

Estimated Useful Lives
(Years)
Amortized intangible assets:
Customer relationships	6 - 10
Patents and developed technology	6 - 15
Trade names	6 - 20

United States Securities and Exchange Commission
November 20, 2013

Note 20. Supplemental Guarantor and Non-Guarantor Condensed Consolidating Financial Statements, page 107:

3.
We note the disclosure indicating that the Senior Notes issued in May 2011 are fully and unconditionally guaranteed by certain of Delphi Corporation’s direct and indirect parent companies and by certain of Delphi Automotive PLC’s direct and indirect subsidiaries on a joint and several basis. Please tell us and revise Note 20 to indicate whether the guarantor subsidiaries are 100% owned. Refer to the guidance outlined in Rule 3-10(f) of Regulation S-X. The notes to your interim financial statements should be similarly revised.

Company Response:
All of the Company's subsidiary guarantors are 100% owned by the Company, as required by Rule 3-10(f) of Regulation S-X. In future filings, including interim financial statements, the Company will revise the disclosure to include this fact.

Report on Form 8-K filed July 31, 2013:

4.
We note from the press released furnished in your report on Form 8-K filed on July 31, 2013, that you have included a reconciliation of your actual net income to your adjusted net income, a non-GAAP measure, that is essentially in the form of a non-GAAP income statement. As outlined in Question 102.10 of the Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission’s website, it is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling a non-GAAP measure to most comparable GAAP measure as it may attach undue prominence to the non-GAAP information. Please confirm that you will revise to eliminate this presentation. Refer to the guidance outlined on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Company Response:
The Company acknowledges the Staff's Comment and will revise the exhibits included in future earnings releases to provide that such exhibits do not present a full non-GAAP income statement and only reconcile the non-GAAP measures that are disclosed to the most directly comparable GAAP measures.

Delphi hereby acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Kevin P. Clark

Kevin P. Clark
Executive Vice President and Chief Financial Officer